SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

26 November 2024
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 26 November 2024
         re: Block Listing of Shares

26 November 2024

LLOYDS BANKING GROUP PLC - BLOCK LISTING OF SHARES

Application has been made to the Financial Conduct Authority and the London Stock Exchange for a block listing of 185,000,000 ordinary shares of 10p each in Lloyds Banking Group plc (the "Company"), comprising 35,000,000 shares for the Lloyds Banking Group Share Incentive Plan, and 150,000,000 shares for the Lloyds Banking Group Sharesave Scheme 2017 (together the "Plans").  These shares will be allotted to trade on the London Stock Exchange and be admitted to the Official List upon allotment pursuant to the Company's obligations under the Plans. These shares will rank equally with the existing issued ordinary shares of the Company. Admission of the shares is expected on 27 November 2024.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 26 November 2024